                                                                      Exhibit 11



                      DI INDUSTRIES, INC. AND SUBSIDIARIES

                   COMPUTATION OF LOSS PER COMMON STOCK SHARE
              (in thousands except per common stock share amounts)
                                  (Unaudited)

                                        Three months ended
                                            March 31,
                                       --------------------
                                        1996          1995
                                       ------        ------
Primary earnings (loss) per share:

Weighted average shares of
  common stock outstanding                38,669    38,669

Stock options (treasury
  stock method)                                -(a)      -(a)
                                         -------   -------
Weighted average shares of common
  stock outstanding for
  per share computation                   38,669    38,669
                                         =======   =======

Net loss                                 $(1,491)  $(2,230)

Less:  Series B Preferred Stock
  subscription dividend requirement         (150)        -
                                         -------   -------

Net loss applicable to common stock      $(1,641)  $(2,230)
                                         =======   =======

Loss per common share:
  Loss from continuing operations        $  (.04)  $  (.06)
  Loss from discontinued operations            -         -
                                         -------   -------

  Net loss per share                     $  (.04)  $  (.06)
                                         =======   =======

Note: Reference is made to Note 2 to Consolidated Financial Statements regarding computation of per common stock share amounts.

  (a) Stock options are not included since inclusion would be antidilutive for the three months ended March 31, 1996 and 1995, respectively.